IMPROVING HOME IMPROVEMENT


sidekick


The **chore** of home improvement is time consuming, cumbersome, unenjoyable and **uninspiring**…

Introducing ...

sidekick

Your **home improvement concierge service**, serving as a **single point of contact and trusted advisor** for homeowners to manage **all** their home improvement needs.

Sidekick's **in-market concierge** serves as a **convenient** single point of contact, manages the home improvement process and leverages its **curated community** of contractors to handle **any** home improvement need.


HOMEOWNER
SIDEKICK
COMMUNITY
Collect Project Info
Manage Bids
Schedule Job
Handle Payments
Ensure Job Satisfaction
sidekick
G.C.
Designers
Plumbers
Handymen
Painters
Landscapers
Electricians
Specialists
Contractors
Carpenters
Decks

The Sidekick **simplifies** the home improvement process and returns **time** to the homeowner with **localized** solutions and a **personal** touch – a welcomed **affordable luxury** for our customers.



YOUR HOME PROJECT MANAGER
sidekick
Homeowner
Sidekick
Request
Schedule Job
In Process
Complete
Brief
Contractor Selection
Job Approval
Referral
Bid
Contractor Options
Invoice
Review
Sidekick interaction with contractors

Sidekick's business model makes it **easy for homeowners to engage** with their Sidekick **early in the process** and maintain a meaningful **relationship** with the flexibility of a tiered revenue model.

Sidekick receives its leads through modern day **conveniences** …



Social & Digital
Word of Mouth
Mobile
sidekick
Email
Website

… and services customers with a simple **3-tiered revenue model** based on scope and needs.

CORE
Project-based services.
Budget-driven pricing.
Relationship begins here.

MEMBERSHIP (Pilot)
Home property management.
Annual subscription.
Affordable luxury.

ADVISORY (Pilot)
Medium/large renovations.
Flat fee pricing.
Trusted advisor for larger projects.

Organic demand from customers along with high repeat and referral rates are **compounding** each other and leading to **strong growth**.

Jobs Leads per Month: **4x**

2016 vs 2017, same geography

Repeat Customers: **30%**

Customer that have launched a 2nd (or more) job in last 8 months

Conversion Rate: **90%**

9 out of 10 customers who approach Sidekick book jobs

Referral Rate: **40%**

4 out of 10 customers come to Sidekick via word-of-mouth



Revenue Growth
8x
2017 Q1 vs Q2
'16 Q3
'16 Q4
'17 Q1
'17 Q2



Project Size Growth
5x
2016 (Q3+Q4) vs
2017 (Q1+Q2)
2016: Q3+4
2017: Q1+2

NOTE: Includes active pipeline. Excludes geographic expansion.

Sidekick delivers as much **benefit** to its **pre-qualified contractor community** as it does to its homeowners. Sidekick **increases contractor productivity and convenience,** allowing them to focus more on their trade and less time on administration and marketing.

Many contractors are looking for more 'swing the hammer' and less 'administrative downtime'.

Benefits to Contractor Community

Benefits	Improve	Reduce
• Lead generation • Invoicing/ payment • Scheduling • Marketing • Customer service	• Job leads • Revenue • Productivity • Ratings	• Administration • Invoicing • Scheduling • Chasing payments • Site visits

Workforce leads grown … **3x**

# of tradespeople that contact Sidekick to join community

"I have used many lead generation services and only sidekick has provided a personalized approach between myself, as the contractor, and the customer."

- Mike, Sidekick contractor community

The Home Services industry is significant…

$400-800B

But the model is

BROKEN

Unreliable Untrustworthy Inconvenient

Fragmented Hyperlocal

Market Opportunity

Other companies are trying but have taken a less **relationship**-based approach (e.g. Referrals), or fallen short of helping homeowners address **all** needs (e.g. Specialists), or tried to be everything to everyone at a national level to address what is a **hyper-localized** consumer demand (e.g. Generalists).

Sidekick sees significant opportunity in **a concierge approach,** acting as a trusted advisor to homeowners at a **local** level and serving as a **single point of contact** for **all** the homeowner's needs.



high
Concierge
sidekick
Degree of Relationship
low
Specialists
E.g. Paintzen
Scope of Services
Generalists
E.g. Home Advisor
high
Referrals
E.g. Angie's List
low

After successfully **proving business model viability**, Sidekick is constantly evolving its **expansion playbook** and testing its **growth strategies** in preparation for broader **regional expansion.**


Regional expansion
• Begin website re-design
• Draft Tech Roadmap WIP
Target 10x growth for 2nd geography
• Doubled job leads per mo.
• 1st $50k+ job
• Launch 2nd geography
• 3rd sidekick
• Community event
• 1,000 Facebook likes
• Co-founders full-time
• +3 staff
• 3 month pilot
• Build up workforce community
PHASE I
Beta. Launch. Learn.
PHASE II
Replicate. Grow 10x. Learn.
PHASE III
Scale. Regional Exp.
Sept. 2016
April 2017

While Sidekick currently practices a lean startup approach, it is developing a **Tech Roadmap** that will continually evolve to include features that directly **respond to customer needs.**

Tech Roadmap

1 Communication

- Project initiation
- Customer communication
- Social media & awareness
- App prototype

2 Functionality

- Fully functioning website
- App v 1.0
- Backend project management
- CRM
- Invoicing, billing & payment processing

3 Enhance

- Web & App v 2.0
- Field project mgmt. platform
- Scheduling
- Project cost estimator
- Predictive analytics platform
- Upgrades and enhancements

The Sidekick team relies on a range of backgrounds and experiences to **drive business forward.** New capital will be used to hire new Sidekicks to **expand.**

co-founders



ALEX ARATA: Held strategic leadership and consulting roles within established and early stage companies. Founding member of a disruptive crowdsourcing company that expanded internationally and recently sold.



ANDREW AUSTIN: Leadership roles within small non-profits and large multi-nationals with focus on developing long-term international growth and go-to-market strategies and business process improvements.

sidekicks



DAVE DOMBROSKI: Owner/operator of concierge handyman company for 10+ years. Skilled tradesman with vision for heightened customer service. Oversees all Sidekicks, training and workforce community.



MIKE TRACY: Part-time fireman, part-time Sidekick. Over 10 years experience as independent handyman – now lead Sidekick in 1st region. Leverages project mgmt. background to grow and operationalize business.



ANDREW CORSON: 5 years as project manager at MIT overseeing multi-million dollar construction projects. Current role with Sidekick includes contractor community development and seasonal program management.

marketing



Advisor

DAVID OKSMAN: Extensive experience managing large brand marketing teams, developing vision and executing plans. Served as head of marketing at Life is Good; currently a marketing executive at Reebok.



NANCY DEOL: Digital marketing expert with 10+ yrs experience developing & executing marketing strategies for various consumer facing and SaaS tech companies.



Influencer

RACHEL CONROY: A 16 year resident of Greater Boston with deep local connections and understanding of target market and experience managing numerous house renovation projects.

team & advisor experience

Sidekick is on a mission to **change** home improvement into what it should be ...

Trusted

Simple

Personal

Convenient

Hyperlocal

Improving Home Improvement

Photograph by Jack Foley